Exhibit 99.1

EVOGENE LTD.

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel

OCTOBER 6, 2026

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NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 10, 2026

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Evogene Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of Evogene Ltd., referred to as Evogene or the Company, to be held at 1:00 p.m. (Israel time) on Tuesday, November 10, 2026, as it may be adjourned from time to time, or the Meeting, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel. At the Meeting, the following proposals will be on the agenda:

1.	The approval of the election to the Company’s board of directors, or the Board, to serve as directors of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of the initial shareholder directors, consisting of: (i) Oz Adler; and (ii) Dr. Adi Zuloff-Shani.

2.	Subject to the approval of Proposal No. 3, the election to the Company’s Board, to serve as directors of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of the additional shareholder directors, consisting of: (i) Itay Maroz; and (ii) Shahar Zadok.

3.	The approval of a cooperation agreement, or the Cooperation Agreement, between L.I.A. Pure Capital Ltd., Invest-Pro Shukai Hon Ltd., or the Shareholders, on one hand, and the Company, on the other hand, or the Cooperation Agreement Proposal in the form attached as Annex A to this Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on each proposal (excluding abstentions) is required for the approval of each proposal, or a Regular Majority.

In connection with the Cooperation Agreement Proposal all members of the Company’s board of directors, or the Board, at the time of approval of the Cooperation Agreement, disclosed their potential personal interest in the Cooperation Agreement, due to such personal interest, the Cooperation Agreement Proposal is submitted for shareholder approval.

The Cooperation Agreement Proposal is submitted for shareholder approval following review and approval by our audit committee (which determined it to be an extraordinary transaction), and our Board, both unanimously, approved the proposal and recommended that you vote in favor of the above proposals which are described in detail below.

While the Company considers it unlikely that as of the date hereof, any of its shareholders is a controlling shareholder, in the event that, as of the Record Date, or at any time prior to and as of the date of the Meeting, the Company determines that one of its shareholders, alone or together with other shareholders, is considered a controlling shareholder having a personal interest in the approval of the Cooperation Agreement, then the fulfillment of the following conditions for the approval of Proposal No. 3 will be required: (i) the majority vote obtained in favor of the Cooperation Agreement Proposal also includes a majority of the votes cast by shareholders who do not have a personal interest in the approval of such proposal and/or who are not controlling shareholders of the Company (in each case within the meaning of the Companies Law 5759-1999, or the Companies Law), not taking into account abstentions and broker non-votes; or (ii) the total number of votes cast against the Cooperation Agreement Proposal by the shareholders referred to in clause (i) above does not exceed 2% of the aggregate voting rights in the Company.

For purposes of the foregoing conditions, a “personal interest” (i) includes an interest of any member of a shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendant, the spouse’s descendant, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting power or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of Evogene. In determining whether a vote cast by proxy is disinterested, the conflict of interest/“personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/personal interest in the matter being voted upon.

Under Section 268 of the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company) including, with respect to the Cooperation Agreement Proposal, a person who holds 25% or more of the voting rights at the general meeting of Evogene if there is no other person who holds more than 50% of the voting rights of Evogene. For these purposes, two or more persons holding voting rights in a company, each of whom has a personal interest in the approval of the transaction being brought for approval of a company’s shareholders are considered to be joint holders. A person is presumed to be a controlling shareholder if he, she or it holds or controls, by himself, herself or itself, or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Under Israeli law, under certain circumstances every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the approval of a proposal (each such shareholder, an Interested Shareholder). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

In order for the Company to assess whether one of its shareholders, alone or together with other shareholders, is considered an Interested Shareholder, you are required to advise if you believe that you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority tally, and not for or against the special tally under Proposal No. 3), by notifying the Company via registered mail to our offices at 13 Gad Feinstein St, Park Rehovot, Rehovot 7638517, Israel, Attention: Polina Ravzin, VP Finance, or via e-mail: polina.ravzin@evogene.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

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Our Board unanimously recommends that you vote in favor of the above proposals which are described in detail in the accompanying proxy statement that we are sending to our shareholders. That proxy statement and the related proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and from our website at http://www.evogene.com/investor-relations/. The proxy statement and proxy card are also available on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, and copies thereof may furthermore be obtained by contacting our Company at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, Attention: Polina Ravzin, VP Finance, e-mail address, polina.ravzin@evogene.com.

Holders of record of our ordinary shares (including beneficial holders who hold their shares through a bank, broker or other nominee that is a holder of record) as of the close of business on October 12, 2026, are entitled to vote at the Meeting.

All shareholders are cordially invited to attend the Meeting in person. If you are unable to attend the Meeting in person, you should vote or provide voting instructions remotely in one of the below manners, depending on how you hold your ordinary shares. Detailed voting instructions will be provided both in the proxy statement and on the proxy card or voting instruction form that will be sent to you:

•	If you are a shareholder of record, you may vote by completing, dating and signing the enclosed form of proxy, which should be mailed, postage-free (if mailed in the United States) in the enclosed envelope to our United States transfer agent, Equiniti. Alternatively, you may send a completed, signed proxy card directly to our VP Finance at our Company’s registered offices, including via email, to the address or email address for such individual provided above. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner. If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 p.m., Eastern time, on November 9, 2026, for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 9:00 a.m., Israel time, on November 10, 2026.

•	If your ordinary shares are held beneficially in “street name”, that is, in a bank or brokerage account or by a trustee or nominee, on the Nasdaq Stock Market, you should complete and submit the enclosed physical voting instruction form or an online voting instruction form (at www.proxyvote.com) in order to direct your broker, trustee or nominee how to vote your shares. Your voting instructions must be received by 11:59 p.m., Eastern time, on November 9, 2026 to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

•	If you are a beneficial owner who holds ordinary shares through a member of the Tel-Aviv Stock Exchange, or TASE, you may vote your shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares. You may instead send that certificate, along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, or ISA, at www.magna.isa.gov.il), to our VP Legal Affairs & Company Secretary at our Company’s registered offices, including via email, to the address or email address for such individual provided above. Those items must be received by us no later than six (6) hours prior to the appointed time of the Meeting for your votes to be counted. In the alternative, you may vote your shares through the electronic voting system set up by the ISA for shareholder meetings of Israeli companies whose shares are listed on the TASE, via the MAGNA online platform. Voting your shares through that system requires that you first undergo a registration process. Your vote must be submitted in that manner no later than forty-eight (48) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

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Even if you submit your vote remotely in one of the above-described manners, if you later decide to attend the Meeting (with proper proof that you own ordinary shares, as described in the accompanying proxy statement), you may vote in person, and in that case your proxy card, voting instructions or electronic vote (as applicable) will not be counted.

In accordance with the Companies Law, and the regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, Attention: Polina Ravzin, VP Finance, email: polina.ravzin@evogene.com, no later than, October 13, 2026, provided that such proposal is appropriate for consideration by the shareholders at such meeting. Notwithstanding the foregoing, under the Companies Law, only shareholders holding at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include at the meeting a proposal related to election or removal of a director from the Board. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than October 20, 2026, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

The form of proxy card for the Meeting is available to the public on the distribution website of the ISA at http://www.magna.isa.gov.il and on the website of the TASE at http://www.tase.co.il, and has also been furnished to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K, which is available on the SEC’s website at http://www.sec.gov. A shareholder may also request from our Company directly to receive a copy of the proxy card (by using the contact information appearing above).

By order of the Board of Directors, /s/ Ofer Haviv Mr. Ofer Haviv Chief Executive Officer

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